ROPES & GRAY LLP 2099 PENNSYLVANIA AVENUE, NW WASHINGTON, DC 20006-6807 WWW.ROPESGRAY.COM

Nathan D. Briggs
December 22, 2016	T +1 (202) 626-3909
F +1 (202) 383-9308 nathan.briggs@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Anu Dubey

Re:	DoubleLine Funds Trust (the “Trust”), with respect to DoubleLine Shiller Enhanced

International CAPE® (the “Fund”), File Nos. 811-22378 and 333-164298

Dear Ms. Dubey:

This letter is being filed to respond to the comment received from you on December 21, 2016, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 52 to its registration statement. PEA No. 52 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on Form N-1A on September 2, 2016 to register Class I and Class N shares of the Fund, a new series of the Trust. A summary of the Staff’s comment and the Trust’s response thereto, are set forth below.

1.	Comment: Please advise the Staff how the Fund, the name of which we understand is being changed to DoubleLine Shiller Enhanced International CAPE®, meets the standards set forth in footnote 42 to the adopting release for Rule 35d-1 under the Investment Company Act of 1940, stating, in relevant part, “[t]he terms ‘international’ and ‘global,’ however, connote diversification among investments in a number of different countries throughout the world, and ‘international’ and ‘global’ funds will not be subject to the [80%] rule. We would expect, however, that investment companies using [this term] in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.”See Investment Company Names, Investment Company Act Release No. IC-24828 (Jan. 17, 2001).

Response: The Fund has added the following disclosure to its principal investment strategies in connection with its name change (new disclosure in italics):

The Fund will seek to use derivatives, or a combination of derivatives and direct investments, to provide a return that tracks closely the performance of the Shiller Barclays CAPE® Europe Sector Net TR NoC USD Index (the “Index”). The Fund, through its investment exposure to the Index, will have exposure to investments tied economically to a number of countries throughout the world. The Index is currently composed of issuers in fifteen different countries, generally in Europe.

The Fund believes that the new disclosure noted above illustrates how it will invest its assets in investments that are tied economically to a number of countries throughout the world in accordance with the Staff’s position noted in this Comment.

* * * * *

We believe that this submission fully responds to your comment. Please feel free to call me at (202) 626-3909 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Nathan D. Briggs

Nathan D. Briggs

cc:	Mr. Ronald R. Redell

Timothy W. Diggins, Esq.

Jeremy C. Smith, Esq.